Exhibit 99.1
E-House Reports First Quarter 2011 Results
SHANGHAI, China, May 31, 2011 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2011.
First Quarter 2011 Financial and Operating Highlights
•
Total gross floor area (“GFA”) of new properties sold increased by 15% year-on-year to 2.9 million square     meters. Total value of new properties sold increased by 26% year-on-year to RMB27.5 billion ($4.2 billion)[1].

•	Total revenues increased by 17% year-on-year to $83.3 million.

•	Non-GAAP[2] income from operations decreased by 60% year-on-year to $10.3 million.

•	Non-GAAP net income attributable to E-House shareholders decreased by 58% year-on-year to $7.5 million, or $0.09 per diluted American depositary share (“ADS”).
“Following the government’s announcement of aggressive tightening measures in January 2011, the real estate market in China experienced a sharp reduction in transaction volume during the first quarter,” said Mr. Xin Zhou, E-House’s executive chairman. “In light of this, I am pleased that we still achieved year-on-year increases in the total GFA and value of new properties sold. However, we expect market sentiment and transaction volume to remain subdued in the near term as the government continues to implement and enforce restrictive measures aimed at discouraging purchases of residential real estate. Moreover, as credit supply became more restricted as a result of tighter monetary policy by the Chinese central bank, commercial banks in China have slowed down approvals of new mortgage loans. This has led to a delay in our ability to complete sales for a number of projects for which a ‘successful sale’ is defined as when the bank releases mortgage loan proceeds. This will negatively impact our primary agency revenue for the second quarter.”
Mr. Zhou continued, “In light of the unfavorable market environment, we continue to focus on expanding our business in our existing cities and establishing our presence in additional tier-three cities. We believe it is important to diversify our geographic and client mix in light of the policy impact on tier-one and tier-two cities. Our recent successful launch of a project developed by Country Garden in a township near Nanjing, where we sold nearly 2,000 units on the day of launch, demonstrates our ability to execute major projects and deliver value for our clients in challenging market conditions, and also indicates that underlying demand for real estate purchase remains strong. Meanwhile, our online business segment continues to show impressive growth in market share and revenue, taking advantage of developers’ increased efforts to market their products.”
Financial Results for the First Quarter of 2011
Revenues
First quarter total revenues were $83.3 million, an increase of 17% from $71.4 million for the same quarter of 2010.

[1]
This press release contains translations of certain RMB amounts into U.S. dollar amounts solely for the convenience of the reader. The RMB amounts were translated into U.S. dollar amounts at a rate of RMB6.5859 to US$1.00, which is the average central parity rate announced by the People’s Bank of China for the first quarter of 2011.

[2]
E-House uses in this press release the following non-GAAP financial measures: (1) net income attributable to E-House shareholders, (2) net income, (3) income from operations and (4) net income per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Primary Real Estate Agency Services
First quarter revenues from primary real estate agency services were $39.3 million, a decrease of 7% from $42.4 million for the same quarter of 2010. This decrease was mainly due to a decrease in average commission rate from 1.3% for the first quarter of 2010 to 0.9% for the same quarter of 2011, partially offset by a 15% increase in total GFA of new properties sold and a 26% increase in total transaction value of new properties sold. (See “Selected Operating Data” below for more details on total GFA and transaction value of new properties sold.)
Secondary Real Estate Brokerage Services
First quarter revenues from secondary real estate brokerage services were $5.2 million, an increase of 18% from $4.4 million for the same quarter of 2010. This increase was mainly due to more rental transactions in the quarter as a result of government polices discouraging property sales transactions. As of March 31, 2011, E-House had a total of 106 secondary real estate brokerage stores in eight cities in China, compared to 111 stores as of March 31, 2010 and 133 as of December 31, 2010. The Company closed a number of stores in Shanghai during the first quarter of 2011 in order to reduce cost and optimize its store network by strengthening its presence in certain districts while closing unprofitable stores in others.
Revenues from China Real Estate Information Corporation (“CRIC”)
CRIC, a subsidiary of E-House, provides real estate information, consulting, online and other services in China. First quarter revenues from CRIC were $38.1 million, an increase of 57% from $24.2 million for the same quarter of 2010. This was mainly attributable to a 148% year-on-year increase from $8.2 million to $20.4 million in revenues from CRIC’s online segment, which was mainly due to gains in market share in all major cities after CRIC acquired its online business in October 2009.
Cost of Revenues
First quarter cost of revenues was $27.5 million, an increase of 40% from $19.7 million for the same quarter of 2010, primarily due to higher salary expenses for additional sales staff in the primary real estate agency service segment, additional costs associated with CRIC’s launch of new Baidu, Inc. (“Baidu”) real estate channels and additional costs associated with the services provided by the real estate promotional event service provider acquired in the second quarter of 2010.
Selling, General and Administrative (“SG&A”) Expenses
First quarter SG&A expenses were $58.1 million, an increase of 53% from $38.0 million for the same quarter of 2010, primarily due to increases in (1) salary, rental and traveling expenses for the Company’s primary real estate agency service segment, (2) salary expenses associated with additional sales and administrative staff and marketing expenses paid to Baidu for the Company’s online business and (3) share-based compensation expenses as a result of restricted shares and stock options granted in the fourth quarter of 2010 and the first quarter of 2011.
Income (Loss) from Operations
First quarter loss from operations was $2.3 million, compared to income from operations of $13.7 million for the same quarter of 2010. First quarter non-GAAP income from operations was $10.3 million, a decrease of 60% from $25.6 million for the same quarter of 2010.
Net Income (Loss)
First quarter net loss was $1.5 million, compared to net income of $11.7 million for the same quarter of 2010. First quarter non-GAAP net income was $10.5 million, a decrease of 54% from $22.9 million for the same quarter of 2010.

Net Income (Loss) Attributable to E-House Shareholders
First quarter net loss attributable to E-House shareholders was $0.5 million, or $0.01 loss per diluted ADS, compared to net income attributable to E-House Shareholders of $10.6 million, or $0.13 per diluted ADS, for the same quarter of 2010. First quarter non-GAAP net income attributable to E-House shareholders was $7.5 million, or $0.09 per diluted ADS, a decrease of 58% from $17.8 million, or $0.22 per diluted ADS, for the same quarter of 2010.
Cash Flow
As of March 31, 2011, the Company had a cash balance of $452.5 million. First quarter net cash used in operating activities was $71.5 million. This amount was mainly attributable to an increase in customer deposit by $59.5 million, an increase in accounts receivable by $7.5 million, a decrease in income tax and other tax payable by $9.3 million and a decrease of payroll payable by $5.0 million, partially offset by non-GAAP net income of $10.5 million. First quarter net cash used in investing activities was $18.3 million. This amount was mainly attributable to the payment of $10.3 million for the acquisition of Firmway Holdings Limited, which holds a 20-year lease for an office building in Shanghai that the Company intends to use as its corporate offices upon completion of construction and a $4.7 million payment for investment in affiliates.
Business Outlook
The Company estimates that its revenues for the second quarter of 2011 will be in the range of $84 million to $86 million, an increase of 18% to 21% from $71.2 million in the same quarter in 2010. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call Information
E-House’s management will host an earnings conference call on May 31, 2011 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-617-597-5324
Hong Kong:	+852-3002-1672
Mainland China:	+86-10-800-130-0399
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”
A replay of the conference call may be accessed by phone at the following number until June 07, 2011:

International:	+1-617-801-6888
Passcode:	61632062
Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 140 cities. E-House offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, information and consulting, online, advertising, promotional events and investment management services. The real estate information and consulting, online, advertising and promotional events services are offered through E-House’s majority owned subsidiary, China Real Estate Information Corporation (NASDAQ: CRIC). E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) net income attributable to E-House shareholders, (2) net income, (3) income from operations and (4) net income per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions are recurring expenses that will continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.
For investor and media inquiries please contact:
In China
Michelle Yuan
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0770
E-mail: liyuan@ehousechina.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: ej@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	March 31,
	2010	2011
ASSETS
Current assets
Cash and cash equivalents	543,818	452,480
Restricted cash	6,985	5,186
Marketable securities	16,564	15,432
Customer deposits	90,617	152,156
Unbilled accounts receivable, net	138,013	144,664
Accounts receivable, net	36,101	36,574
Properties held for sale	4,458	4,558
Deferred tax assets	17,285	17,285
Prepaid expenses and other current assets	22,052	22,266
Amounts due from related parties	19	2,152

Total current assets	875,912	852,753
Property and equipment, net	21,303	21,708
Intangible assets, net	183,912	185,345
Investment in affiliates	10,161	14,403
Goodwill	453,140	455,007
Other non-current assets	13,838	16,876

Total assets	1,558,266	1,546,092

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	8,149	6,321
Accrued payroll and welfare expenses	37,853	33,080
Income tax payable	42,276	35,776
Other tax payable	14,765	12,744
Amounts due to related parties	5,155	965
Advance from property buyers	7,619	3,970
Deferred revenue	7,973	10,363
Other current liabilities	16,309	14,447

Total current liabilities	140,099	117,666
Deferred tax liabilities	40,152	41,669
Other non-current liabilities	1,375	1,630

Total liabilities	181,626	160,965

Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 80,752,526 and 80,820,687 shares issued and outstanding, as of December 31, 2010 and March 31, 2011, respectively	81	81
Additional paid-in capital	672,621	678,031
Subscription receivables	(65)	(48)
Retained earnings	200,823	200,265
Accumulated other comprehensive income	27,640	31,441

Total E-House equity	901,100	909,770
Non-controlling interests	475,540	475,357

Total equity	1,376,640	1,385,127

TOTAL LIABILITIES AND EQUITY	1,558,266	1,546,092

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2010	2011

Revenues	71,436	83,280
Cost of revenues	(19,654)	(27,498)
Selling, general and administrative expenses	(38,044)	(58,085)

Income (loss) from operations	13,738	(2,303)

Interest income	531	650
Other income, net	1,580	28

Income (loss) before taxes and equity in affiliates	15,849	(1,625)
Income tax (expense) benefits	(4,080)	393

Income (loss) before equity in affiliates	11,769	(1,232)
Loss from equity in affiliates	(68)	(254)

Net income (loss)	11,701	(1,486)

Less: net income attributable to non-controlling interests	1,093	(974)

Net income (loss) attributable to E-House shareholders	10,608	(512)

Earnings(loss) per share:
Basic	0.13	(0.01)
Diluted	0.13	(0.01)
Shares used in computation:
Basic	80,151,775	80,758,317
Diluted	81,101,178	81,589,335
Note
The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.5564 on March 31, 2011 and USD1 = RMB6.5859 for the three months ended March 31, 2011.

E-HOUSE (CHINA) HOLDINGS LIMITED
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended
	March 31,
	2010	2011
	(unaudited)	(unaudited)
GAAP income (loss) from operations	13,738	(2,303)
Share-based compensation expense	6,717	7,375
Amortization of intangible assets resulting from business acquisitions	5,175	5,251

Non-GAAP income from operations	25,630	10,323

GAAP net income (loss)	11,701	(1,486)
Share-based compensation expense (net of tax)	6,717	7,375
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,503	4,577

Non-GAAP net income	22,921	10,466

Net income (loss) attributable to E-House shareholders	10,608	(512)
Share-based compensation expense (net of tax and non-controlling interests)	4,835	5,542
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,389	2,429

Non-GAAP net income attributable to E-House shareholders	17,832	7,459

GAAP net income (loss) per ADS — basic	0.13	(0.01)

GAAP net income (loss) per ADS — diluted	0.13	(0.01)

Non-GAAP net income per ADS — basic	0.22	0.09

Non-GAAP net income per ADS — diluted	0.22	0.09

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	80,151,775	80,758,317

Shares used in calculating diluted GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	81,101,178	81,589,335

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended
	March 31,
	2010	2011
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	2,544	2,935
Total value of new properties sold (millions of RMB)	21,926	27,543
Total value of new properties sold (millions of $)	3,212	4,182